04002356

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 26 2004 PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
AHA Financial Solutions Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One North Franklin, 30th Floor
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anna M. Kucera 312-422-3277 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, R. John Evans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AHA Financial Solutions, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA M KUCERA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08-19-06

Signature

Title: **Chief Financial Officer**

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Shareholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (Not Applicable)
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of previous audit

AHA Financial Solutions Inc.
(A Wholly Owned Subsidiary of American Hospital Association Services, Inc.)

(SEC I.D. No. 8-27097)
Financial Statements for the
Years Ended December 31, 2003 and 2002 and
Supplemental Schedules and
Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

AHA Financial Solutions Inc.

Financial Statements
and Supplemental Schedules

Years ended December 31, 2003 and 2002

Contents

Independent Auditors' Report 1

Financial Statements

Statements of Financial Condition 3
Income Statements 4
Statements of Shareholder's Equity 5
Statements of Cash Flows 6
Notes to Financial Statements 7

Supplemental Schedules

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 12
Schedule II – Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 13
Schedule III – Statement Relating to Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities and Exchange Act of 1934 14

Independent Auditors' Report on Internal Control

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
AHA Financial Solutions Inc.

We have audited the following financial statements of AHA Financial Solutions Inc. (the "Company") for the years ended December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statements of Financial Condition	3
Income Statements	4
Statements Shareholder's Equity	5
Statements of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AHA Financial Solutions Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of AHA Financial Solutions Inc. as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	12
A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1	13
Statement Relating to Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	14

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2004

AHA Financial Solutions Inc.

Statements of Financial Condition

	December 31	
	2003	**2002**
Assets		
Cash and cash equivalents	**$ 2,113,010**	$ 1,448,007
Investments – At fair value (cost:		
2003– $1,629,842; 2002 – $1,617,528)	**1,419,539**	1,157,249
Commissions and sponsorship fees receivable	**1,624,869**	1,342,581
Income taxes receivable from parent	**-**	110,622
Amount receivable from related parties	**78,700**	-
Furniture and equipment	**259,634**	259,634
Less: Accumulated depreciation	**258,182**	257,311
	1,452	2,323
Deferred income tax benefit, net	**191,944**	172,625
Other assets	**47,042**	13,362
	$5,476,556	$4,246,769
Liabilities and shareholder's equity		
Accounts payable and other liabilities	**$ 816,000**	$ 159,465
Income taxes payable to parent	**474,556**	-
Amount due to related parties	**115,427**	122,422
	1,405,983	281,887
Shareholder's equity:		
Common Stock, $1 par value:		
Authorized, issued, and outstanding – 1,000 shares		
(owned by American Hospital Association)	**1,000**	1,000
Additional paid-in capital	**1,286,391**	1,286,391
Retained earnings	**2,783,182**	2,677,491
	4,070,573	3,964,882
	$5,476,556	$4,246,769

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Income Statements

	Year ended December 31	
	2003	**2002**
Income		
Commissions	**$ 2,484,115**	$ 1,530,429
Sponsorship fees	**3,283,649**	3,301,209
Dividend and interest income	**25,995**	22,281
Net realized loss on investments	**-**	(31,966)
Net unrealized gain (loss) on investments	**249,976**	(200,391)
Other	**2,833**	5,200
Total income	**6,046,568**	4,626,762
Expenses		
Compensation	**2,372,801**	1,792,600
Consultants, legal, and other fees	**488,988**	453,789
Travel	**328,675**	196,004
Rental and facilities	**223,927**	197,771
Depreciation and amortization	**871**	928
Printing, postage and marketing	**379,749**	243,251
Tradeshows and functions	**168,264**	106,467
Other	**223,658**	183,291
Total expenses	**4,186,933**	3,174,101
Income before income taxes	**1,859,635**	1,452,661
Federal and state income taxes (benefit):		
Current	**773,263**	646,730
Deferred	**(19,319)**	(86,454)
	753,944	560,276
Net income	**$ 1,105,691**	$ 892,385

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Statements of Shareholder's Equity

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance at January 1, 2002	1,000	$1,000	$1,286,391	$2,285,106	$3,572,497
Dividends				(500,000)	(500,000)
Net income				892,385	892,385
Balance at December 31, 2002	1,000	1,000	1,286,391	2,677,491	3,964,882
Dividends				**(1,000,000)**	**(1,000,000)**
Net income				**1,105,691**	**1,105,691**
Balance at December 31, 2003	**1,000**	**$1,000**	**$1,286,391**	**$2,783,182**	**$4,070,573**

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Statements of Cash Flows

	Year ended December 31	
	2003	**2002**
Operating activities		
Net income	**$ 1,105,691**	$ 892,385
Adjustments to reconcile net income to net cash provided by operating activities:		
Purchases of investments	**(12,314)**	(14,566)
Provision for depreciation and amortization	**871**	928
Net realized and unrealized (gain) loss on investment	**(249,976)**	232,357
Net change in commissions and sponsorship fees receivable	**(282,288)**	(372,469)
Benefit for deferred income taxes	**(19,319)**	(86,454)
Net change in income taxes receivable	**110,622**	449,267
Net change in income taxes payable	**474,556**	-
Net change in amount due to related parties	**(6,995)**	(38,265)
Net change in amount receivable from related parties	**(78,700)**	-
Net change in accounts payable and other liabilities	**656,535**	(55,801)
Net change in other assets	**(33,680)**	(2,355)
Net cash flows from operating activities	**1,665,003**	1,005,027
Investing activities		
Purchases of furniture and equipment	**-**	(2,788)
Net cash flows from investing activities	**-**	(2,788)
Financing activities		
Dividends paid	**(1,000,000)**	(500,000)
Net cash flows from financing activities	**(1,000,000)**	(500,000)
Increase in cash and cash equivalents	**665,003**	502,239
Cash and cash equivalents at beginning of year	**1,448,007**	945,768
Cash and cash equivalents at end of year	**$ 2,113,010**	$ 1,448,007
Supplemental disclosure of cash flow information		
Cash paid for income taxes, net of refunds received	**$ 188,000**	$ 195,000

See accompanying notes to financial statements.

AHA Financial Solutions Inc.

Notes to Financial Statements

December 31, 2003 and 2002

1. Organization and Significant Accounting Policies

Organization

AHA Financial Solutions Inc. (the Company), is a wholly owned subsidiary of American Hospital Association Services, Incorporated (AHASI), which is a wholly owned subsidiary of American Hospital Association (Association). The Company is a broker-agent for certain Association-sponsored risk and resource management programs. As a broker-agent, the Company designs and markets these programs to member hospitals and other health care providers. The Company also provides value-added support and educational services for all Association-sponsored programs.

Approximately 11% for 2003 and 30% for 2002 of the Company's commission and sponsorship fee revenue was from one business partner.

Cash and Cash Equivalents

The Company considers money market funds and all highly liquid investments with a remaining maturity of three months or less when purchased to be cash equivalents.

Investments

The Company invests in mutual funds sponsored by the Association. Investments are stated at fair value based on quoted market prices. Differences between cost and fair value are included as a component of income.

Commissions

Commissions on Company-sponsored programs, billed directly by business partners, are recognized as income when premiums are received by the business partners. Fees for services are recognized when the services are rendered.

Sponsorship Fees

The Company receives sponsorship fees from its business partners in exchange for granting its endorsement to its business partners' products. These fees are recognized as revenue in the fiscal year in which the endorsement is granted and the fees are due. In the case of multiyear contracts, revenue is recognized on an annual basis as each annual payment is due. When sponsorship fees

are received in the form of service credits, fee revenue is recognized as the related expenses are incurred.

Fixed Assets, Depreciation, and Amortization

Furniture and equipment are stated at cost.

Provisions for depreciation and amortization are computed using straight-line and accelerated methods over periods ranging from three to ten years for furniture and equipment.

Taxes

The Company uses the asset and liability method to record income taxes. Accordingly, deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the year in which the deferred tax asset or liability is expected to be settled or realized.

The Company is included in the consolidated federal income tax return of AHASI. The Company is a party to a tax-sharing agreement with the other members of the consolidated tax group. Income taxes are allocated to the Company as if it were preparing separate stand-alone tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Principle

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. Effective January 1, 2003, the Company adopted the provisions for initial recognition and measurement, which did not have a material impact on its financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current's years presentations.

2. Related Party Transactions

At December 31, 2003 and 2002, the Company had $1,420,000 and $1,157,000, respectively, invested in Association-sponsored mutual funds. The funds, which are managed by an AHA independent party, are registered investment companies with the Securities and Exchange Commission under the Investment Company Act of 1940.

Included in expenses are $131,000 in 2003 and $95,000 in 2002 for charges principally representing an allocation of salaries for various administrative services provided by personnel of the Association and other related organizations.

The Company leases office space from the Association under a month-to-month leasing arrangement. Included in rental expense is $183,000 in 2003 and $156,000 in 2002 pertaining to this arrangement.

The Company's Board of Directors declared a dividend of $1,000,000 on February 26, 2003, which was paid on February 28, 2003 to AHASI.

The Association and the Company entered into an agreement with an effective date of September 1, 2001 with a business partner in which the Association will provide endorsement to the business partner's products in exchange for $3,500,000 of credits to be received by the Association as the Association incurs expenses over a five-year term. The Company will recognize the revenue as the Association incurs the expenses. The Company recognized revenue relating to this agreement of $614,000 in 2003 and $1,448,000 in 2002.

The Association and the Company entered into two agreements with the effective date of October 1, 2003 with business partners in which the Company will provide marketing services for the business partners' products in exchange for $237,046 and $300,000, respectively, of software licenses and maintenance to be utilized by the Association over five years. The Company is recognizing the revenue ratably over the lives of the agreements. The Association is recognizing expense associated with the licenses over their useful lives and is expensing maintenance cost as incurred. In 2003, the Company recognized revenue relating to these agreements of $22,098. As of December 31, 2003, deferred revenue of $238,858 is included in accounts payable and other liabilities.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital, as defined, of $1,891,406, which was $1,797,674 in excess of its required net capital of $93,732. The Company's ratio of aggregate indebtedness to net capital was .74 to 1. The net capital rules may effectively restrict the payment of cash dividends.

4. Special Reserve Bank Account for the Exclusive Benefit of Customers

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Pension Plan

Substantially all employees of the Company participate in a defined-benefit pension plan covering employees of the Association and its subsidiaries. Based on the proportion of the Company's valuation payroll to total valuation payroll of all participants in the plan, allocated pension expense amounted to $128,000 and $65,000 in 2003 and 2002, respectively. Due to the nature of the plan, it is not practicable to separately identify the changes in the benefit obligation and plan assets and the resulting funded status and components of net periodic benefit cost of the individual organizations participating in the plan.

The Association also offers a 401(k) savings plan to its employees. A matching contribution of 50% is made by the Association on the first 6% of the contributing employee's salary. The Association's matching contributions amounted to $36,000 and $32,000 for 2003 and 2002, respectively. Benefit payments to individual participants are limited to the extent of the funds accumulated in each participant's accounts.

6. Income Taxes

The Company's net deferred income tax benefit comprises deferred tax assets of $210,155 and $177,785, at December 31, 2003 and 2002, respectively, primarily related to unrealized losses on investments and deferred revenue, net of deferred tax liabilities of $18,211 and $5,160, at December 31, 2003 and 2002, respectively, primarily related to prepaid expenses. The Company's effective income tax rate varies from the prevailing corporate income tax rate of 34% primarily due to state income tax expense.

The Company has not established a valuation allowance for the deferred tax assets, as management believes the deferred tax assets will be realized based upon a history of continued profitability.

Provisions (benefit) for income taxes consist of the following:

	2003	2002
Current provision:		
Federal	**$ 636,559**	$ 527,724
State	**136,704**	119,006
	773,263	646,730
Deferred benefit	**(19,319)**	(86,454)
Federal and state tax	**$ 753,944**	$ 560,276

Supplemental Schedules

AHA Financial Solutions Inc.

Schedule I – Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2003

Net capital:	
Common stock	$ 1,000
Additional paid-in capital	1,286,391
Retained earnings	2,783,182
	4,070,573
Less:	
Commissions and sponsorship fees receivable	1,624,869
Amount receivable from related parties	78,700
Furniture and equipment, net	1,452
Deferred income tax benefit, net	191,944
Other assets	47,344
Haircut on securities	234,858
Net capital	$1,891,406
Aggregate indebtedness:	
Total liabilities	$ 1,405,983
Total aggregate indebtedness	$ 1,405,983
Capital requirements:	
Minimum net capital requirement	$ 93,732
Net capital in excess of requirement	1,797,674
Net capital as above	$1,891,406
Ratio of aggregate indebtedness to net capital	.74 to 1

AHA Financial Solutions Inc.

Schedule II – Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Net capital as reported in Part II of the unaudited Form X-17A-5	$2,234,350
Adjustments:	
Fair value of investments	(200,391)
Expense accruals	115,000
Income taxes	33,034
Increase nonallowable assets	(320,646)
Decrease in haircut on investments	30,059
Adjusted net capital	$ 1,891,406

AHA Financial Solutions Inc.

Schedule III – Statement Relating to Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2003

The Company is exempt under paragraph (k)(1) of Rule 15c3-3 from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
AHA Financial Solutions Inc.

In planning and performing our audit of the financial statements of AHA Financial Solutions Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g) (1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 19, 2004